Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PROTEIN DESIGN LABS, INC.

Protein Design Labs, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

I. The amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 and has been consented to by the stockholders at a meeting called in accordance with Section 222 of the General Corporation Law of the State of Delaware.

II. The first paragraph of Article FOURTH of the Corporation's Certificate of Incorporation is amended to read in its entirety as follows:

This Corporation is authorized to issue a total of two hundred sixty million (260,000,000) shares of stock in two classes, designated Preferred Stock ("Preferred Stock") and Common Stock ("Common Stock"). The total number of shares of Preferred Stock this Corporation shall have authority to issue is ten million (10,000,000), par value one cent ($0.01) per share, and the total number of shares of Common Stock this Corporation shall have authority to issue is two hundred fifty million (250,000,000), par value one cent ($0.01) per share.

IN WITNESS WHEREOF, Protein Design Labs, Inc. has caused this Certificate to be executed by Douglas O. Ebersole, its authorized officer, on this 17th day of August, 2001.

/s/ Douglas O. Ebersole
Senior Vice President and Secretary